 Exhibit 99.118

VOX ACQUIRES PRODUCING

WONMUNNA ROYALTY IN WESTERN AUSTRALIA
AND PROVIDES 2022 REVENUE GUIDANCE

TORONTO, CANADA – May 26, 2022 – Vox Royalty Corp. (TSXV: VOX) (OTCQX: VOXCF) (“Vox” or the “Company”), a returns focused precious metals royalty company, is pleased to announce that it has acquired a producing royalty over the Wonmunna iron ore mine in Western Australia (“Wonmunna”) operated by major ASX-listed producer Mineral Resources Limited (ASX: MRL) (“MinRes”).

The royalty was acquired from an arm’s length, private company (the “Vendor”) for the following consideration (the “Transaction”): US$4,750,000 in cash, US$12,150,000 in Vox common shares, being 4,350,000 common shares at an issue price of CAD$3.53 per common share and a USD/CAD exchange rate of 1.2618 (the “Vox Shares”), and 3,600,000 common share purchase warrants with an exercise price of CAD$4.50 and an expiry date of March 25, 2024 (the “Vox Warrants”). The cash portion of the purchase price was fully funded by Vox’s cash on hand. The definitive agreement was executed by Vox and the Vendor on May 26, 2022.

The royalty is a 1.25% - 1.50% sliding scale Gross Revenue Royalty (“GRR”) over the Wonmunna mine, with 1.25% GRR payable when benchmark 62% iron ore price is below A$100/tonne and 1.50% GRR payable when the iron ore price is above A$100/tonne (the “Royalty”), which covers the full extent of Wonmunna. Wonmunna commenced production in April 2021 and is currently producing at a rate of ~5Mtpa of iron ore, with all approvals received to expand production up to 10Mtpa. Notwithstanding the closing date of the Transaction, all royalty payments due and payable to the holder of the Royalty will be for the benefit of Vox as of April 1, 2022.

Kyle Floyd, Chief Executive Officer stated: “The Wonmunna royalty acquisition further expands the revenue and growth profile of Vox and is accretive on all key metrics. The opportunity to add significant, immediate, incremental revenue through a non-brokered accretive transaction with a private seller generates significant value for Vox shareholders for years to come. We are also excited to increase our exposure to an A$11 billion market cap, best-in-class operator, who we know well as the operator of our producing Koolyanobbing royalty asset. We are also pleased to share revenue guidance of C$10M – C$12M for 2022, more than double Vox’s 2021 realized revenues, which reflects the ongoing embedded growth in Vox’s royalty portfolio.”

Transaction Highlights(1)(2)

•	Immediately increases Vox’s annual revenue forecasts through the addition of significant, uncapped royalty revenue;
•	Provides exposure to a substantial 84.3Mt Indicated & Inferred iron ore resource located in the world’s largest iron ore exporting Pilbara iron ore region of Western Australia;
•	High-quality operating partner in MinRes, who currently operate two integrated iron ore production hubs (including Vox’s existing Koolyanobbing royalty asset) and two globally significant hard rock lithium mines in Western Australia, and are one of the world’s largest mining services businesses, forecast to crush and service total mined volumes of 275Mt – 290Mt in 2022;
•	Provides upside optionality to potential production expansion from ~5Mtpa to 10Mtpa that is fully permitted and installed on-site, with maximum total life of mine throughput of “total inventory of 50Mt – 60Mt” expected by Vox management based on MinRes public filings;
•	Demonstrates Vox’s commitment to low carbon operations as per the ESG Investment Principles outlined in Vox’s 2022 Inaugural Asset Handbook, with installation of a 20-year life, 2.1MW solar array and battery currently underway at Wonmunna; and
•	Increases Vox’s low geopolitical risk through increased exposure to Western Australia, which was recently named by the Fraser Institute’s 2021 Mining Survey as the #1 mining jurisdiction globally based on their Investment Attractiveness Index.

Figure 1: Wonmunna Iron Ore Mine and surrounding Pilbara landscape
(Source: https://www.mineralresources.com.au/)

Asset Overview – Wonmunna Mine(1)(2)

Wonmunna is located approximately 70km west-northwest of Newman in the Pilbara region of Western Australia. The mine is located within the Hamersley Ranges which has a long mining history. The mine is located within 25 kilometres of operating mines; Hope Downs (Rio Tinto/Hancock JV), Area C (BHP) and West Angelas (Rio Tinto). The northern boundary of tenement M47/1425 abuts the Great Northern Highway.

The Wonmunna mine involves the extraction of high-grade iron ore from the three Marra Mamba deposits across multiple shallow open pits (20m – 50m depth), commencing at the western end of the North Marra Mamba (“NMM”) deposit. The mine plan and throughputs are based on an average grade of 57.5% Iron and production of 3Mtpa of ore was achieved in 2021, ramping to +5Mtpa in 2022 onwards.

Leveraging MinRes’ miner/contractor integrated model, the mine was developed ahead of schedule and under budget over a 5-month development period at a total capital cost of A$126 million. Drilling and blasting is used in the mining of the ore and overburden, with conventional mining excavators and mine trucks hauling the ore from the pits to the crushing and screening plant.

On site processing is limited to dry crushing and blending according to market requirements. The mine has been developed for the export iron ore market, although some mine gate sales may be considered in the future. Export product is hauled to the MinRes-operated Utah Point bulk port facility the Port Hedland port via road trains on the Great Northern Highway. There are no pastoral leases over the mining tenements.

Figure 2: Wonmunna Mine – Strategic Pilbara-region Location

Wonmunna Resource Estimate as at 18 March 2014(2)

The Wonmunna mine comprises four deposits, NMM, Central Marra Mamba (“CMM”), South Marra Mamba (“SMM”) and East Marra Mamba (“EMM”), covered by mining leases M47/1423-1425. The mining leases are contained within exploration licence (E47/1137), which covers an area of ~230 square kms. All of the project tenements are beneficially owned by a wholly owned subsidiary of MinRes.

Both the NMM and CMM deposits have generally simple geometry, with mineralised zones and boundaries that are clearly defined for the purposes of grade control and overall management of product quality. The mine has a low stripping ratio of approximately 1.3:1 tonnes of waste per tonne of ore over the forecast life of the mine.

A variable cut-off grade policy between 52% Fe to 54% Fe was used to define ore, with material between 50% Fe and the pit cut-off to be stockpiled as a potential future low-grade product or for potential beneficiation. The cut-off grade is applied after dilution and is selected based primarily on achieving an ore product of 58% Fe with marketable chemical and physical characteristics.

Deposit	JORC Category	Minimum Fe cut-off (%)	Resource (Mt)	Fe (%)	SiO2 (%)	Al2O3 (%)	P (%)	LOI
NMM[1]	Inferred	50	1.9	59.2	4.2	2.5	0.08	8.8
		60	0.7	60.7	3.5	2.1	0.08	7.1
	Indicated	50	39.7	57.1	5.6	3.3	0.08	8.7
		60	7.4	61.1	3.3	1.9	0.08	7.0
CMM[1]	Inferred	50	3.8	57.0	5.2	3.3	0.11	9.3
		60	2.9	61.1	3.0	1.9	0.11	7.4
	Indicated	50	14.4	57.1	5.6	3.3	0.10	9.0
		60	0.8	60.8	3.2	2.0	0.11	7.3
SMM[2]	Inferred	50	17.2	55.3	6.7	3.8	0.07	9.7
		60	1.7	61.2	2.9	1.6	0.06	7.6
EMM[3]	Inferred	50	7.2	54.0	7.9	4.6	0.08	9.5
		60	0.1	61.1	3.5	2.2	0.08	7.9
TOTAL	Inferred &	50	84.3	56.5	6.0	3.5	0.08	9.1
	Indicated	60	13.5	61.0	3.2	1.9	0.09	7.2

Notes:
1.	Estimate provided by Coffey Mining in 2012
2.	Estimate update provided by Quantitative Group 2012
3.	Estimate by CSA Global 2012

Table 1: Wonmunna Mineral Resource estimate as at 18 March 2014
(Source: Ascot Resources Ltd 6 Jan 2015 announcement)

Wonmunna Reserve Estimate as at 6 January 2015(2)

On January 6, 2015, Ascot Resources Limited defined a maiden Ore Reserve estimate derived from the ‘Indicated Resource’ estimate within the larger Mineral Resource estimate for the NMM and CMM deposits. The total Indicated Mineral Resource estimate (@ 50% Fe Cut-off grade) for these deposits is 54.1Mt @ 57.1% Fe. The estimated ore tonnage is contained predominantly within the Mt Newman member of the Marra Mamba Iron Formation (MMIF), and therefore exhibits mineralogical characteristics that are similar to the orebody currently mined at the neighbouring West Angelas operation managed by Rio Tinto Iron Ore.

In addition to the current JORC-2012 compliant Mineral Reserve estimate summarised in Table 2 below, MinRes submitted a Mining Proposal for Small Mining Operations to the DMIRS Environment Department dated March 25, 2021 (“March 2021 Mining Proposal”)(3), seeking approval to increase the processing capacity at Wonmunna from 5Mtpa up to a maximum of 10Mtpa. This processing increase was planned to be achieved through mining multiple pit stages concurrently and increasing the project’s Ore Handling Plant’s crushing and screening capacity through installation of a lump re-screening facility within the approved footprint on mining lease M47/1424.

The proposed initial mine life included in the March 2021 Mining Proposal was “30Mt over 4 years to 2025” with a “potential increase in total inventory of 50 – 60Mt up to 2028”, which supports Vox management’s confidence around a mine life to 2028 and potentially beyond. MinRes reported in April 2021 that they were carrying out ~12,000m of resource definition drilling at Wonmunna, supporting resource to reserve conversion.

Deposit	JORC Ore Category	Fe cut-off (%)	Tonnes (Mt)[1]	Fe (%)	CaFe (%)	SiO2 (%)	Al2O3 (%)	P (%)	LOI (%)
CMM	Probable	54.2	10.03	58.0	63.5	4.99	2.94	0.10	8.76
NMM-East	Probable	52.8	12.41	58.0	63.1	5.29	3.10	0.07	8.20
NMM-West	Probable	51.2	6.42	58.0	63.9	4.37	2.75	0.09	9.36
Total	Probable		28.86	58.0	63.4	4.98	2.97	0.09	8.65

Notes:

1.	Tonnes are dry metric tonnes and have been rounded.
2.	CaFe represents calcined Fe and is calculated by Ascot using the formula CaFe = Fe%/((100-LOI)/100)

Table 2: Wonmunna Mineral Reserve estimate as at 6 January 2015
(Source: Ascot Resources Ltd 6 Jan 2015 announcement)

For more information on the Wonmunna Mine, please visit the MinRes website at https://www.mineralresources.com.au/our-business/commodities/iron-ore/.

2022 Revenue Outlook

In 2022, Vox estimates royalty revenues to total C$10,000,000 – C$12,000,000. The Company expects revenues to be weighted towards the second half of the year across multiple operations in Western Australia, following expanded production from the Janet Ivy gold mine in the second half of 2022, first ore production from the Otto Bore gold mine, and potential toll-treatment from the Bulong gold royalty later in 2022.

Transaction Closing

The Transaction is subject to the final acceptance of the TSX Venture Exchange.

Qualified Person

Timothy J. Strong, MIMMM, of Kangari Consulting LLC and a “Qualified Person” under National Instrument 43-101 – Standards of Disclosure for Mineral Projects, has reviewed and approved the scientific and technical disclosure contained in this press release.

About Vox

Vox is a returns focused precious metals royalty company with a portfolio of over 50 royalties and streams spanning eight jurisdictions. The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network which has allowed Vox to target the highest risk-adjusted returns in the mining royalty sector. Since the beginning of 2020, Vox has announced over 20 separate transactions to acquire over 45 royalties.

Further information on Vox can be found at www.voxroyalty.com.

For further information contact:

Kyle Floyd	Spencer Cole
Chief Executive Officer	Chief Investment Officer
info@voxroyalty.com	spencer@voxroyalty.com

Cautionary Note Regarding Forward Looking Information

This news release contains certain forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate” “plans”, “estimates” or “intends” or stating that certain actions, events or results “ may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements”. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements.

The forward-looking statements and information in this press release include, but are not limited to, statements regarding production from, and revenue related to, the Wonmunna Mine (including estimates of project success), annual revenue forecasts for the Company following the Transaction, anticipated outlook for the fiscal 2022 year, completion of certain anticipated milestones, anticipated future cash flows, future financial reporting by Vox, the receipt of payments from Vox’s mining royalty portfolio, and the requirements for regulatory approvals. In addition, statements relating to reserves and resources are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates and assumptions are accurate and that such reserves and resources will be realized. Such statements and information reflect the current view of Vox. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause Vox’s actual results, performance or achievements or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statement prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Vox cautions that the foregoing list of material factors is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

Vox has assumed that the material factors referred to in the previous paragraph will not cause such forward looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Vox as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward looking information and should not rely upon this information as of any other date. While Vox may elect to, it does not undertake to update this information at any particular time except as required in accordance with applicable laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Technical and Third-Party Information

Except where otherwise stated, the disclosure in this press release is based on information publicly disclosed by project operators based on the information/data available in the public domain as at the date hereof and none of this information has been independently verified by Vox. Specifically, as a royalty investor, Vox has limited, if any, access to the royalty operations. Although Vox does not have any knowledge that such information may not be accurate, there can be no assurance that such information from the project operators is complete or accurate. Some information publicly reported by the project operators may relate to a larger property than the area covered by Vox’s royalty interests. Vox’s royalty interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production of a property.

Technical References & Notes:

(1)	Asset Overview - Ascot Resources Ltd 6 January 2015 announcement: https://www.asx.com.au/asxpdf/20150106/pdf/42vvsn5t2cq0k0.pdf

(2)	Mineral Resource (dated 18 March 2014) & Mineral Reserve (dated 6 January 2015) – Competent Persons Statement: The information in this report that relates to Exploration Results or Mineral Resources for the Wonmunna Project NMM and CMM deposits is based on, and fairly reflects, information compiled by Mr. David Slater, who is a chartered Professional Member of The Australasian Institute of Mining and Metallurgy and a Member of the Australian Institute of Geoscientists. Mr. Slater is employed as Principal Resource Geologist by Coffey Mining. Mr. Slater has sufficient experience that is relevant to the style of mineralisation and type of deposit under consideration and to the activity being undertaken to qualify as a Competent Person as defined in the 2012 Edition of the ‘Australasian Code for Reporting of Exploration Results, Mineral Resource and Ore Reserves’. Mr. Slater consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.

The information in this report that relates to Exploration Results or Mineral Resources for the Wonmunna Project SMM and EMM deposits is based, and fairly reflects, information compiled by Mr. Dmitry Pertel, who is a Member of the Australian Institute of Geoscientists. Mr. Pertel is employed by CSA Global Pty Ltd, independent resource industry consultants. Mr. Pertel has sufficient experience that is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2012 Edition of the ‘Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves’. Mr. Pertel consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.

The information in this report that relates to the Ore Reserve estimate is based on, and fairly represents, information which has been compiled by Mr. Jake Fitzsimons who is an employee of Orelogy Group Pty Ltd and a Member of the Australasian Institute of Mining and Metallurgy. Mr. Fitzsimons has sufficient experience that is relevant to the style of mineralisation and type of deposit under consideration and to the activity that is being undertaken to qualify as a Competent Person as defined in the 2012 Edition of the ‘Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves’. Mr. Fitzsimons consents to the inclusion of this report of the matters based on his information in the form and context in which they appear.

(3)	The March 2021 Mining Proposal may be obtained through the following link: https://geodocsget.dmirs.wa.gov.au/api/GeoDocsGet?filekey=d6e4fe55-bc96-4464-99a2-ecacdb34082c-h00dewgx0esocdsbn9yw9lvtugyoyg0m6tqs37vp